SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

July 30, 2019	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

July 30, 2019

Company: LINE Corporation

Representative: Takeshi Idezawa, CEO

Stock Code: 3938 (First Section of the Tokyo Stock Exchange)

Notice of Confirmation of Terms for the Issuance of Stock Options

With respect to the issuance of stock options decided by the resolution of the Board of Directors of LINE Corporation (Headquarters: Shinjuku-ku, Tokyo, Japan; President & CEO: Takeshi Idezawa; the “Company”) on July 9, 2019, certain previously undetermined items have been confirmed as follows.

1.	LINE Corporation 22nd Stock Options

(1)	Total number of Stock Options: 30,240 allotments

(2)	Amount to Be Paid in for Stock Options

150,790 yen per Stock Option (1,508 yen per share of stock)

Persons who have been allotted Stock Options shall set off his/her claims for remuneration against the Company in lieu of payment of monies for the Stock Options allotted.

(3)	Value of Property to be Contributed upon Exercise of Stock Options

350,000 yen per Stock Option (3,500 yen per share of stock)

(4)	People who are to be allotted Stock Options, the number thereof, and the number of Stock Options to be allotted

Allottee	Number	Number of Stock Options
Directors (other than outside directors and part-time directors) of the Company	4	30,240

2.	LINE Corporation 23rd Stock Options

(1)	Total number of Stock Options: 240 allotments

(2)	Amount to Be Paid in for Stock Options

150,790 yen per Stock Option (1,508 yen per share of stock)

Persons who have been allotted Stock Options shall set off his/her claims for remuneration against the Company in lieu of payment of monies for the Stock Options allotted.

(3)	Value of Property to be Contributed upon Exercise of Stock Options

350,000 yen per Stock Option (3,500 yen per share of stock)

(4)	People who are to be allotted Stock Options, the number thereof, and the number of Stock Options to be allotted

Allottee	Number	Number of Stock Options
Outside directors of the Company	3	240

3.	LINE Corporation 24th Stock Options

(1)	Total number of Stock Options: 16,548 allotments

(2)	Amount to Be Paid in for Stock Options

142,176 yen per Stock Option (1,422 yen per share of stock)

Persons who have been allotted Stock Options shall set off his/her claims for remuneration against the Company in lieu of payment of monies for the Stock Options allotted. For employees at the subsidiaries of the Company (“Subsidiary Employees”) who have been allotted Stock Options, the Company assumes the remuneration obligation of the Company’s subsidiary, and offsets the Subsidiary Employees’ claims for remuneration against the Company in lieu of payment of monies for the Stock Options allotted.

(3)	Value of Property to be Contributed upon Exercise of Stock Options

350,000 yen per Stock Option (3,500 yen per share of stock)

(4)	People who are to be allotted Stock Options, the number thereof, and the number of Stock Options to be allotted

Allottee	Number	Number of Warrants
Employees (including executive officers) of the Company	433	8,089
Subsidiary Employees	506	8,459
Total	939	16,548

4.	LINE Corporation 25th Stock Options

Value of Property to be Contributed upon Exercise of Stock Options

350,000 yen per Stock Option (3,500 yen per share of stock)

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the later shall prevail.

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